News Release ___________________

PNI Digital Media Announces Closing of
Prospectus Offering of Common Shares

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE
SERVICES OR DISSEMINATION IN THE UNITED STATES

VANCOUVER, BC - December 20, 2013 - PNI Digital Media (TSX: PN) (OTCQB: PNDMF), ("PNI" or the "Company"), the leading innovator in online, mobile and in-store digital media solutions for retailers, today announced the closing of its previously announced public offering (the "Offering") of common shares (the "Common Shares"). Pursuant to the Offering, the Company issued 7,119,650 Common Shares priced at $1.05 per Common Share, including 928,650 Common Shares issued pursuant to the exercise of the over-allotment option granted to the underwriters for the Offering, for gross proceeds of approximately $7.475 million.

The Offering was conducted through a syndicate of underwriters led by Paradigm Capital Inc., and included TD Securities Inc.

The net proceeds from the Offering are expected to be used by the Company to strengthen the Company's balance sheet, accelerate the Company's mobile, API, and HTML5 development programs, and for working capital and general corporate purposes.

The securities referred to in this news release have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This news release does not constitute an offer for sale of securities, nor a solicitation for offers to buy any securities, in the United States.

About PNI Digital Media

PNI Digital Media operates the PNI Digital Media Platform, which provides transaction processing and order routing services for major retailers. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, desktop software or mobile phones, with retailers that have on-demand manufacturing capabilities for the production of personalized products such as photos, photo books, photo calendars, business cards and stationery. PNI Digital Media successfully generates millions of transactions each year for retailers and their thousands of locations worldwide.

Further information on our company can be found at www.pnimedia.com.

For Additional Information Please Contact:
James Binckly TMX Equicom (416) 815-0700 x228 jbinckly@tmxequicom.com Cameron Lawrence PNI Digital Media Inc. (604) 893-8955 x229 ir@pnimedia.com

The statements that are not historical facts contained in this release, including statements with respect to the expected use of proceeds, are forward-looking statements that involve risks and uncertainties. PNI Digital Media's actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the Company's online solution, competition, material litigation, general economic conditions, foreign exchange and other risks detailed in the Company's annual report and other filings. Additional information, including additional risks related to the Company's business, can be found in the, annual information form on Form 20F and other filings availablen SEDAR at www.sedar.com and on the SEC'S website at www.sec.gov/edgar.shtml, and in the Company's short form prospectus dated December 13, 2013, also available on SEDAR. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company disclaims any intent or obligation to update forward-looking statements or information except as required by law, The information contained herein is subject to change without notice. PNI Digital Media shall not be liable for technical or editorial errors or omissions contained herein.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release. PNI Digital Media relies upon litigation protection for "forward-looking" statements.

PNI Digital Media is a registered trademark of PNI Digital Media Inc.